                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 10)*

                             HAWKINS CHEMICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   420200 10 7
                          ----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 pages

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
CUSIP NO.  420200 10 7          13G                           PAGE 2 OF 7 PAGES
          -------------                                            --   --

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust
                   (a)  41-0771293
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

               Minnesota
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER
        NUMBER OF
          SHARES                           0
       BENEFICIALLY            -------------------------------------------------
         OWNED BY              6     SHARED VOTING POWER
           EACH
        REPORTING                    2,418,023 (b)
         PERSON                -------------------------------------------------
          WITH                 7     SOLE DISPOSITIVE POWER
                                           0
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     2,418,023  (b)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,418,023 (b)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           23%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                           EP
--------------------------------------------------------------------------------

                                      NOTES

     (a) The Trustees of the Hawkins Chemical, Inc. Employee Stock Ownership Plan and


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CUSIP NO.  420200 10 7            13G                         Page 3 of 7 Pages
          -------------


Trust are Messrs. John R. Hawkins, Kurt R. Norman and Marvin E. Dee. Messrs. Hawkins and Norman are both directors and officers of the Issuer and Mr. Dee is an officer but not a director. Apart from the plan holdings in this plan and the individual interests of each trustee under such plan as of December 31, 2000, these individuals had personal holdings of the Issuer's common stock as set forth below. Unless otherwise noted, all shares shown are held by individuals possessing sole voting and dispositive power with respect to such shares.

                                    Number of               Percentage
                Name                  Shares                 of Class
                ----               -------------           -------------

         John R. Hawkins             83,002(1)                  0.8%
         Kurt R. Norman              15,224(2)                  0.1%
         Marvin E. Dee                    0

         (b) The Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust (the "ESOP") currently holds 2,418,023 shares of the Issuer's common stock, representing 23% of the total outstanding shares. The ESOP allows participants to direct the voting of shares allocated to their accounts, but since the Trustees may vote shares with respect to which no directions are received, the Trustees may be deemed to share voting power as to all of these shares. In addition, certain Trustees, as individual participants in the ESOP, have the power to direct the voting of the following number of shares allocated to their personal accounts as of December 31, 2000: John R. Hawkins, 127,728 shares and Kurt R. Norman, 28,910 shares. The Trustees also have dispositive power with respect to all 2,418,023 shares, provided that this power is limited by a requirement that the assets of the ESOP Trust must consist primarily of shares of the Issuer's stock. Each Trustee disclaims beneficial ownership of the shares attributed to him solely as a Trustee of the ESOP.


--------
(1) Mr. Hawkins has sole voting and dispositive power over all of these 83,002 shares, except 44,535 shares held by him as custodian for one minor child as to which he has full voting and dispositive power, but as to which he disclaims beneficial ownership; and 38,019 shares that Mr. Hawkins holds jointly with his wife as to which he shares voting and dispositive power.
(2) These 15,224 shares include 1,491 shares held by Mr. Norman's wife as custodian for their children, and to which he disclaims beneficial ownership.

CUSIP NO.  420200 10 7            13G                          Page 4 of 7 Pages
          -------------


                                  SCHEDULE 13G

ITEM 1.

         (a)      Name of Issuer

                  Hawkins Chemical, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  3100 East Hennepin Avenue
                  Minneapolis, Minnesota 55413


ITEM 2.

         (a)      Name of Person Filing

                  Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  c/o Hawkins Chemical, Inc.
                  3100 East Hennepin Avenue
                  Minneapolis, Minnesota 55413

         (c)      Citizenship

                  Minnesota

         (d)      Title of Class of Securities

                  Common Stock, Par Value $.05 per share

         (e)      CUSIP Number

                  420200 10 7





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CUSIP NO.  420200 10 7            13G                          Page 5 of 7 Pages
          -------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)      ____     Broker or Dealer registered under Section 15 of the
                           Act

         (b)      ____     Bank as defined in section 3(a)(6) of the Act

         (c)      ____     Insurance Company as defined in section 3(a)(19) of
                           the Act

         (d)      ____     Investment Company registered under section 8 of the
                           Investment Company Act

         (e)      ____     Investment Adviser registered under section 203 of
                           the Investment Advisers Act of 1940

         (f)       X       Employee Benefit Plan, Pension Fund which is subject
                ------     to the provisions of the Employee Retirement
                           Income Security Act of 1974 or Endowment Fund; see
                           Rule 13d-1(b)(1)(ii)(F)

         (g)      ____     Parent Holding Company, in accordance with Rule
                           13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h)      ____     Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned

                  2,418,023  (See Note b)

         (b)      Percent of Class

                  23%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote
                           0



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CUSIP NO.  420200 10 7             13G                         Page 6 of 7 Pages
          -------------


                  (ii) shared power to vote or to direct the vote 2,418,023 (See Note b)

                  (iii)    sole power to dispose or to direct the disposition of
                           0

                  (iv) shared power to dispose or to direct the disposition of 2,418,023 (See Note b)


 ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable


ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO.  420200 10 7            13G                          Page 7 of 7 Pages
          -------------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned Trustees of the Hawkins Chemical, Inc. Employee Stock Ownership Trust certify on behalf of the Trust that the information set forth in this statement is true, complete and correct.


                                          HAWKINS CHEMICAL, INC.
                                          EMPLOYEE STOCK OWNERSHIP
                                          TRUST


Dated:  February 9, 2001                  By: /s/ John R. Hawkins
                                             -----------------------------------
                                                   John R. Hawkins, Trustee

                                          By: /s/ Kurt R. Norman
                                             -----------------------------------
                                                   Kurt R. Norman, Trustee

                                          By: /s/ Marvin E. Dee
                                             -----------------------------------
                                                   Marvin E. Dee, Trustee